File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                      WUXI-AES-ZHONGHANG POWER COMPANY LTD.
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

         Foreign utility status is claimed by Wuxi-AES-Zhonghang Power Company Ltd. (" Wuxi-AES-Zhonghang") located in Jiangsu Province, the People's Republic of China ("PRC"). Wuxi-AES-Zhonghang is the owner of a 15 MW heat recovery steam turbine generating plant and associated interconnection facilities in operation in Xishan, Jiangsu Province, PRC. The operator of the steam turbine is Wuxi-AES-CAREC Gas Turbine Power Company Ltd.

Wuxi-AES-Zhonghang is a 16-year sino-foreign cooperative joint venture enterprise formed among Wuxi Power Industry Company ("Wuxi Power"), China National Aero-Engine Corporation ("CAREC") and AES China Generating Co. Ltd. ("AES Chigen"). Each party's respective ownership interest in Wuxi-AES-CAREC and Wuxi-AES-Zhonghang is as follows: (i) Wuxi Power, 22.5%, (ii) CAREC, 22.5%, and
(iii) AES Chigen, 55%. Effective on May 8, 1997, The AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                    By:   /s/ William R. Luraschi
                           ---------------------------
                           William R. Luraschi
                           General Counsel
                           The AES Corporation
                           1001 N. 19th Street
                           Arlington, Virginia 22209
                           (703) 522-1315

Dated:     December 19, 1997